

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 31, 2008

Via U.S. Mail and Facsimile to (408) 986-9644

Rick Martig
Principal Accounting Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054

> **Re:** **Genesis Microchip Inc.**
> **Form 10-K for the Fiscal-Year ended March 31, 2007**
> **Filed June 12, 2007**
> **Form 10-K/A filed September 4, 2007**
> **File No. 000-33477**

Dear Mr. Martig:

We have reviewed your filings and have the following comment. We have limited our review of your filing to only the issue we have addressed in the comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal-Year ended March 31, 2007 filed September 4, 2007

Item 17. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

1.   We note that your discussion of the significant changes in revenue, gross profit and other line items is limited and does not provide specific reasons for material changes in line items in the financial statements from the year ended March 31, 2005 to the year ended March 31, 2006. Item 303(a) of Regulation S-K and the Instructions thereto calls for your discussions of changes in financial statement line items to include each year in the three year period covered by the financial statements. Please revise future filings to discuss each significant factor that contributed to the changes in your financial statements, including offsetting factors, for revenue, gross profit and any other material line items for all years presented. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed.

Note 5. Intangible Assets, page F-15

2.   We note the disclosure that you used an independent third party valuation professional to assist with the measurements of fair value as part of the intangible asset impairment test and also the goodwill impairment test as disclosed on page F-16. While in future filings management may elect to take full responsibility for valuing your intangible assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 10-Q, to name the independent third party. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent third party as an exhibit to the registration statement.

Note 14. Segment Information, page F-27

3.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Please note our comment when preparing any future filings.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant